UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   The, Aries Trust
   c/o Paramount Asset Management. inc.
   787 Seventh Avenue, 44th Floor
   New York, NY  10019
   Grand Cayman
2. Issuer Name and Ticker or Trading Symbol
   Genta Incorporated
   GNTA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   DECEMBER / 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
12% Senior Secured Con|$50.00  |12/31|C   | |$1,703,488(|D  |1/28/|when |Series D Con|34,070 |$1,527,|$0(1)       |D  |            |
vertible Bridge Notes |        |/97  |    | |1)         |   |97   |fully|vertible Pre|       |500    |            |   |            |
                      |        |     |    | |           |   |     | p   |ferred Stock|       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Series D Convertible P|$0.94375|12/31|C   | |34,070     |A  |5/29/|N/A  |Common Stock|3,610,0|$50.00 |49,670      |D  |            |
referred Stock, par va|        |/97  |    | |           |   |97   |     |            |66     |       |            |   |            |
lue $.001 per share   |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Series  A Convertible |$8.27   |12/2/|P   | |36,000     |A  |N/A  |N/A  |Common Stock|261,185|$261,98|36,000      |D  |            |
Preferred Stock, par v|        |97   |    | |           |   |     |     |            |       |6      |            |   |            |
alue $.001 per share  |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Series D Convertible P|$0.94375|12/29|J(3)| |650        |A  |12/31|6/30/|Common Stock|68,874 |(3)    |49,670      |D  |            |
referred Stock(2)     |        |/97  |    | |           |   |/97  |02   |            |       |       |            |   |            |
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Class D Warrants(2)   |$0.94375|12/29|J(3)| |3,250      |A  |12/31|6/30/|Common Stock|3,250  |(3)    |34,750      |D  |            |
                      |        |/97  |    | |           |   |/97  |02   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1)  Consists of $1,527,500 principal amount and $175,988 interest
(2) The Series D Preferred Stock and Class D Warrants are components of units ("Units") issuable upon exercise of warrants ("Unit Purchase Warrants") exercisable from December 31, 1997 to June 30, 2002, at an initial exercise price of $110,000 per Unit. The Reporting Person may be deemed beneficially to own Unit Purchase Warrants to purchase an aggregate of 0.65 Units. Each Unit consists, initially, of (i) 1,000 shares of Series D Preferred Stock of the Issuer, par value $0.001 per share, and (ii) 5,000 Class D Warrants. The Unit Purchase Warrants contain certain anti-dilution adjustments.
(3) On December 29, 1997, Paramount Capital Inc. designated recipients (the "Paramount Warrant Designees") of the Unit Purchase Warrants. The Reporting Person was among the Paramount Warrant Designees and received such Unit Purchase Warrants in connection with a private placement of securities of the Issuer of which Paramount Capital, Inc. acted as placement agent.


SIGNATURE  OF  REPORTING  PERSON
/s/Lindsay  A.  Rosenwald,  M.D.
--------------------------------------------
Lindsay  A.  Rosenwald,  M.D.,  President
Paramount  Capital Asset  Management,  Inc.,
Investment  Manager The Aries Trust
DATE
1/9/98

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

                                  Attachment A


                  Reporting Person:         The Aries Trust
                  Issuer:                   Genta Incorporated (GNTA)
                  Statement For:            December 1997

                  Paramount Capital Asset Management, Inc. ("Paramount"), the Investment Manager to The Aries Trust (the "Trust"), is also the General Partner of the Aries Domestic Fund (the "Partnership"), a Delaware limited partnership, which also owns securities of the Issuer. Lindsay A. Rosenwald, M.D., is the sole shareholder of Paramount. Paramount and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Partnership and the Trust, except to the extent of their pecuniary interest therein.